UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM F-N/A

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APPOINTMENT OF AGENT FOR
SERVICE OF PROCESS BY FOREIGN
BANKS AND FOREIGN INSURANCE
COMPANIES AND CERTAIN OF THEIR
HOLDING COMPANIES AND FINANCE
SUBSIDIARIES MAKING PUBLIC
OFFERINGS OF SECURITIES IN THE
UNITED STATES

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A.	Name of issuer or person filing (“Filer”): Golden Credit Card Limited Partnership

B.	This is (select one):

☐	an original filing for the Filer

☒	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Golden Credit Card Limited Partnership

Form type:	SF-3

File Number (if known):	333-269709

Filed by:	Golden Credit Card Limited Partnership

Date Filed (if filed concurrently, so indicate):	June 7, 2023, filed concurrently

D.	The Filer is incorporated or organized under the laws of Canada and has its principal place of business at 200 Bay Street, 12th Floor, Royal Bank Plaza, South Tower, Toronto, Ontario, Canada M5J 2J5, telephone (416) 973-4393.

E.	The Filer designates and appoints Cogency Global Inc. (the “Agent”), located at 122 East 42nd Street, 18th Floor, New York, NY 10168, telephone (212) 947-7200, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission, and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form SF-3 filed on June 7, 2023 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, this 7th day of June, 2023.

GOLDEN CREDIT CARD LIMITED PARTNERSHIP, as Registrant

By:	GOLDEN CREDIT CARD GP INC., its managing general partner

By:	/s/ David Power
David Power,
Director, Golden Credit Card GP Inc.

By:	/s/ Boris Kogut
Boris Kogut,
Director, Golden Credit Card GP Inc.

This statement has been signed by the following person in the capacity indicated and on this 7th day of June, 2023.

Cogency Global Inc., Agent for Service of Process in the United States

/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President

Golden Credit Card Limited Partnership

Certificate

I, Jordan Budisavljevic, the Corporate Secretary of Golden Credit Card GP Inc. (the “Corporation”), the managing partner of Golden Credit Limited Partnership, do hereby certify that (i) the following resolution of the Corporation, which authorizes the two directors of the Corporation to appoint an agent for service of process in the United States, is a true copy of a resolution duly passed by the Board of Directors of the Corporation at a meeting duly called and held on the 1st day of February, 2023, and (ii) said resolution has not been amended or rescinded and is still in full force and effect as of the date hereof.

“RESOLVED … THAT any two directors or officers of the Corporation acting together, or any one director together with any one officer, is authorized, on behalf of the Corporation or in its capacity as Managing GP, as applicable, to prepare, execute and cause to be filed with the Securities and Exchange Commission (the “SEC”), one or more registration statements on Form SF-3 (each, a “Registration Statement”), for the purpose of registering under the United States Securities Act of 1933, as amended (the “Securities Act”), for sale at any time or from time to time in the future, Asset Backed Securities with such changes as any officer or director executing the same may approve, as conclusively evidenced by his or her execution thereof.

RESOLVED … THAT any two directors or officers of the Corporation acting together, or any one director together with any one officer of the Corporation, may execute and cause to be filed with the SEC, at any time or from time to time in the future, any and all amendments (including, without limitation, pre-effective and post-effective amendments) and any subsequent registration statements pursuant to Rule 462(b) under the Securities Act and any amendment or amendments thereto or supplements to such Registration Statement and any prospectus included therein and any additional documents (including but not limited to trust indentures and any supplements thereto, series purchase agreements, underwriting or agency agreements and any exhibits to the Registration Statement) that any said officer may deem necessary or desirable with respect to the registration and offering of the Asset Backed Securities, such amendments, supplements and other documents to be in such form as the officer(s) executing the same or the Registration Statement may approve, as conclusively evidenced by his or her execution thereof.

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RESOLVED … THAT any two directors or officers of the Corporation acting together, or any one director together with any one officer of the Corporation, are authorized, in the name and on behalf of the Corporation, or in its capacity as Managing GP, as applicable, to appoint an agent for service of process under the Securities Act in connection with any such Registration Statement and any and all amendments (including, without limitation, post-effective amendments) and supplements thereto, with all the powers incident to such appointment.”

IN WITNESS WHEREOF I have hereunto subscribed my name in the City of Toronto, in the Province of Ontario, Country of Canada, this 7th day of June, 2023.

By:	/s/ Jordan Budisavljevic
Jordan Budisavljevic,
Corporate Secretary, Golden Credit Card GP Inc.